

02006562

'ED STATES
:XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LINDNER CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

533 JOHNSON FERRY RD - C
(No. and Street)

MARIETTA GA 30068
(City) (State) (Zip Code)



RECEIVED
MAR 01 2002
365

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J. LINDNER 770-977-7779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BASILE, ANTHONY
(Name – *if individual, state last, first, middle name*)

101 HILTON AVENUE GARDEN CITY NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 3-14-02

OATH OR AFFIRMATION

I, ROBERT J. LINDNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LINDNER CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT/CEO

Title

Linda P. Rose

Notary Public

Notary Public, Gwinnett County, Georgia
My Commission Expires February 16, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDNER CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

ANTHONY BASILE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ANTHONY BASILE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
61 HILTON AVENUE
GARDEN CITY, NY 11530

(516) 741-5100
(516) 741-9540 FAX

Board of Directors
Lindner Capital Management, Inc.

We have audited the accompanying balance sheet of Lindner Capital Management, Inc. as of December 31, 2001, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindner Capital Management, Inc. as of December 31, 2001, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material resects in relation to the basic financial statements taken as a whole.

Garden City, New York
February 15, 2002

LINDNER CAPITAL MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$13,506	
Accounts Receivable	1,141	
C.R.D. Deposits	513	
Deferred Tax Assets	14,143	
Prepaid Taxes	3,351	
Total Current Assets		$32,654
OTHER ASSETS		
Investments (Note G)	3,300	
Total Other Assets		3,300
TOTAL ASSETS		$35,954

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions Payable	$ 1,322	
Total Current Liabilities		$ 1,322
LONG-TERM LIABILITIES		
Notes Payable-Shareholder (Note B)	10,000	
Total Long-Term Liabilities		10,000
Total Liabilities		11,322

The accompanying notes are an integral part of these financial statements.

LINDNER CAPITAL MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2001

STOCKHOLDER'S EQUITY		
Common Stock ($1.00 par value; authorized 10,000 shares; issued August 13, 1996 and outstanding 1,000 shares)	$ 1,000	
Additional Paid-in Capital	50,300	
Retained Earnings <Deficit>	<26,668>	
Total Stockholder's Equity		24,632
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$35,954

The accompanying notes are an integral part of these financial statements.

LINDNER CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Commissions Earned	$112,255	
Brokerage Fees Earned	27,448	
Total Income		$139,703
GENERAL & ADMINISTRATIVE EXPENSES		
Commissions	75,721	
Bank Charges	39	
Compliance Meetings	600	
Dues & Subscriptions	789	
Insurance	2,654	
Office Expense	1,500	
Management Fees (Note F)	33,077	
Professional Fees	3,445	
Software Rental	1,375	
Licenses & Filing Fees	7,163	
Continuing Education	4,650	
Travel Expense	1,781	
Overhead Expenses	83,320	
Total General & Administrative Expenses		216,114
Operating <Loss> Before Interest and Taxes		<76,411>
OTHER INCOME		
Interest Income		697
Loss Before Taxes		<75,714>
<Benefit> for Income Taxes (Note C)		<17,335>
NET <LOSS>		<58,379>
Retained Earnings – Beginning of Period		31,711
Retained Earnings <Deficit> – End of Period		$<26,668>

The accompanying notes are an integral part of these financial statements.

LINDNER CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholder's Equity – Beginning of Period	$33,011
Additional Paid-In Capital	50,000
Net <Loss>	<58,379>
Stockholder's Equity – End of Period	$24,632

The accompanying notes are an integral part of these financial statements.

LINDNER CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance – Beginning of Period	$10,000
Increases <Decreases>	-0-
Balance – End of Period	$10,000

The accompanying notes are an integral part of these financial statements.

LINDNER CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net <Loss>	$<58,379>
Adjustments:	
Increase in Deferred Tax Assets	<14,143>
Increase in Prepaid Taxes	< 3,351>
Decrease in Deferred Tax Liability	< 3,192>
Decrease in Taxes Payable	< 40>
Decrease in Accounts Receivable	73,306
Decrease in C.R.D. Deposits	154
Decrease in Commissions Payable	< 3,035>
Decrease in Management Fees Payable	< 36,067>
Net cash used in operating activities	<44,747>
Net Cash Provided by Financing Activities	50,000
Cash and cash equivalents – Beginning of Period	8,253
Cash and cash equivalents – End of Period	$13,506

The accompanying notes are an integral part of these financial statements.

ANTHONY BASILE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LINDNER CAPITAL MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A DESCRIPTION OF ACTIVITIES

The firm became a member of the NASD as of January 24, 1997 and is engaged in the sale of mutual funds, variable annuities and variable life insurance products on an application way basis.

NOTE B NOTES PAYABLE-SHAREHOLDER

A subordinated loan agreement dated November 1, 1996 was executed in the amount of $10,000 between the company and Robert J. Lindner, the sole stockholder. The Note is due January 31, 2003, the last day of the month at least three (3) years from the effective date of the Note. The Note provides that no interest shall be paid on the outstanding balance.

NOTE C INCOME TAX

For the year ended December 31, 2001 the firm had a net operating loss. In February 1992, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse.

NOTE D OTHER MATTERS

The firm is claming an exemption from Rule 15c3-3 under exemption (k)(1) due to the limited business of mutual funds and variable annuities only.

NOTE E NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. No material differences were found.

NOTE F MANAGEMENT FEES

The firm paid management fees during the year to the Lindner Group, Inc., a related entity controlled by the firm's sole shareholder.

NOTE G OTHER ASSETS

The other assets represent 300 warrants to purchase 1200 shares of NASDAQ stock if and when they have an initial public offering.

SCHEDULE I
LINDNER CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 21.332
Subordinated borrowings allowable in computation of net capital	10.000
NET CAPITAL	$ 31.332
AGGREGATE INDEBTEDNESS	
Other accounts payable and accrued expenses	$ 1.322
TOTAL AGGREGATE INDEBTEDNESS	$ 1.322
Computation of basic net capital requirement Minimum net capital required:	
Based on aggregate indebtedness	$ 88
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 26,332
Ratio: Aggregate indebtedness to net capital	.04 to 1

The accompanying notes are an integral part of these financial statements.

ANTHONY BASILE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
61 HILTON AVENUE
GARDEN CITY, NY 11530

(516) 741-5100
(516) 741-9540 FAX

Board of Directors
Lindner Capital Management Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lindner Capital Management Inc. (the Company), for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities. in order to determine our auditing procedures for the purpose of expressing our opinion in the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal structure would not necessarily disclose all maters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, N.A.S.D. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Garden City, New York
February 15, 2002